Mail Stop 4561   November 20, 2008

BY U.S. Mail and facsimile
Mr. Abdul Ladha
President
Ableauctions.com, Inc.
Suite 200 - 1963 Lougheed Highway, Coquitlam
British Columbia, Canada V3K 3T8

      RE: Ableauctions.com, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed: October 10, 2008
          File no.1-15931

Dear Mr. Ladha:

      We have completed our review of the above-referenced filing and have no further comments at this time.

                                          Sincerely,

                                          David Orlic
                                          Special Counsel

cc: Mary Ann Sapone, Esq. (by facsimile, 310-208-1154)